Exhibit 99.1

Bulova Technologies Ordnance Systems, LLC

Financial Statements

December 31, 2008 and 2007

Randall N. Drake, C.P.A., P.A.

1981 Promenade Way

Clearwater, FL 33760

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Shareholders of Bulova Technologies Group, Inc.:

We have audited the accompanying balance sheets of Bulova Technologies Ordnance Systems, LLC as of December 31, 2008 and 2007 and the related statements of operations and changes in member’s equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required at this time, to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal controls over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provided a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bulova Technologies Ordnance Systems, LLC as of December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Randall N. Drake, CPA, PA

Randall N. Drake, CPA, PA

Clearwater, Florida

November 12, 2010

Bulova Technology Ordnance Systems, LLC

Balance Sheets

As of December 31, 2008 and 2007

	2008	2007
Assets
Current assets
Cash	$—	$914
Inventory	1,359,374	767,380

Total current assets	1,359,374	768,294

Property & Equipment, net of depreciation of $196,727 and $88,401	1,816,466	1,866,362
Intangibles, net of amortization	32,673	35,337

	$3,208,513	$2,669,993

Liabilities and Stockholder’s’ Equity
Current liabilities
Current Portion of Notes Payable	$108,512	$97,375
Accounts Payable, Trade	833,450	152,686
Customer Deposits	3,200,597	3,121,444
Due to Related Parties	—	10,000

Total current liabilities	4,142,560	3,381,505

Long-term liabilities
Notes Payable	1,592,774	1,708,440

Member’s Equity	(2,526,821)	(2,419,952)

	$3,208,513	$2,669,993

See the notes to the financial statement.

Bulova Technology Ordnance Systems, LLC

Statements of Operations and Changes in Member’s Equity

For the Year Ended December 31,

	2008	2007

Revenue	$1,683,505	$854,755

Cost of Sales	1,343,764	643,116

Gross profit	339,741	211,640

General & Administrative	1,127,399	693,581
Depreciation & Amortization	110,990	72,645

	1,238,389	766,226

Operating (Loss)	(898,648)	(554,586)

Other (Income) Expense	(573)	(5,032)
Interest expense	120,989	147,873

	120,417	142,841

Net loss	(1,019,065)	(697,427)

Member’s equity, beginning of period	(2,419,952)	(627,960)

Contributions/(distributions)	912,196	(1,094,565)

Member’s equity, end of period	$(2,526,821)	$(2,419,952)

See the notes to the financial statement.

Bulova Technology Ordnance Systems, LLC

Statement of Cash Flows

For the Year Ended December 31,

	2008	2007
Operating activities
Net loss	$(1,019,065)	$(697,427)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization expense	110,992	72,645
Changes in operating assets and liabilities:
Accounts Receivable	—	63,915
Inventory	(591,995)	(524,147)
Accounts Payable	680,765	14,844
Accrued Expenses	79,153	3,120,994

Total Adjustments	278,916	2,748,251

Net cash (used in) provided by operating activities	(740,149)	2,050,824

Investing activities
Purchase of property and equipment	(58,431)	(413,999)

Net cash used in investing activities	(58,431)	(413,999)

Financing activities
Receipts from notes receivable	—	96,000
Repayments on notes payable	(104,529)	(100,809)
Repayments to related party	(10,000)	(537,520)
Distributions and return of equity	912,196	(1,094,566)

Net cash provided by (used in) financing activities	797,667	(1,636,895)

Net decrease in cash and cash equivalents	(914)	(70)

Cash and cash equivalents, beginning of year	914	984

Cash and cash equivalents, end of year	$—	$914

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$120,989	$147,873

Taxes	$—	$—

See the notes to the financial statement.

BULOVA TECHNOLOGIES ORDNANCE SYSTEMS, LLC

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008 AND 2007

1.	Description of Business

Bulova Technologies Ordnance Systems LLC. (the “Company) is a single member Limited Liability Company establish in the State of Florida in August 2005. The Company was established to hold the assets and operations of Lance Ordinance Company, Inc. The Company is located on 261 acres in Mayo, Florida is a load, assembly, and pack facility specializing in fuzes, safe and arming devices and explosive simulators. Bulova Technologies Ordnance Systems LLC is registered with the United States Department of State Directorate of Defense Trade Controls (DDTC). It produces a variety of pyrotechnic devices, ammunition and other energetic materials for the U.S. Government and other allied governments throughout the world.

2.	Significant Accounting Policies

Use of Estimates

The preparation of the Company’s financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

Financial Instruments

The carrying amounts of cash, receivables and current liabilities approximated fair value due to the short-term maturity of the instruments. Debt obligations were carried at cost, which approximated fair value due to the prevailing market rate for similar instruments.

Fair Value Measurement

All financial and nonfinancial assets and liabilities were recognized or disclosed at fair value in the financial statements. This value was evaluated on a recurring basis (at least annually). Generally accepted accounting principles in the United States define fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on a measurement date. The accounting principles also established a fair value hierarchy which required an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Three levels of inputs were used to measure fair value.

Level 1: Quotes market prices in active markets for identical assets or liabilities.

Level 2: Observable market based inputs or unobservable inputs that were corroborated by market data.

Level 3: Unobservable inputs that were not corroborated by market data.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company maintains its cash deposits in major financial institutions in the United States. At times deposits within a bank may exceed the amount of insurance provided on such deposits. Generally, these deposits are redeemed upon demand and, therefore, are considered by management to bear minimal risk.

Inventory

Inventory is stated at the lower of cost (first-in, first-out) or market. Market was generally considered to be net realizable value. Inventory consisted of materials used to manufacture the Company’s products work in process and finished goods ready for sale. The breakdown of inventory at December 31, 2008 and 2007 is as follows:

	2008	2007
Finished goods	$13,398	$25,7133

Work in process	—	324,606

Materials and supplies	1,345,976	417,061

Total inventory	$1,359,374	$767,380

Property, Plant and Equipment

Property, plant and equipment are stated at cost, less accumulated depreciation. Depreciation is computed by applying principally the straight-line method to the estimated useful lives of the related assets. Useful lives range from 10 to 20 years for buildings and improvements and 5 to 10 years for machinery, equipment, furniture and fixtures. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the improvements. When property or equipment is retired or otherwise disposed of, the net book value of the asset is removed from the Company’s balance sheet and the net gain or loss is included in the determination of operating income. Property, plant and equipment acquired as part of a business acquisition is valued at fair value.

At December 31, 2008 and 2007, property, plant and equipment are comprised of the following:

	2008	2007

Land	$1,225,000	$1,225,000
Buildings and improvements	315,764	315,764
Machinery and equipment	472,430	413,999
Furniture and fixtures	—	—

	2,013,194	1,954,763
Less accumulated depreciation	(196,727)	(88,401)

Net Property, plant and equipment	$1,816,467	$1,866,362

Impairment of Long-Lived Assets

The Company evaluates the carrying value of its long-lived assets at least annually. Impairment losses were recorded on long-lived assets used in operations when indicators of impairment were present and the undiscounted future cash flows estimated to be generated by those assets were less than the assets’ carrying amount. If such assets were impaired, the impairment to be recognized was measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of were reported at the lower of the carrying value or fair value, less costs to sell.

Revenue Recognition

Sales revenue is generally recognized upon the shipment of product to customers or the acceptance by customers of the product. Allowances for sales returns, rebates and discounts are recorded as a component of net sales in the period the allowances were recognized. The majority of the Company’s revenue is generated under various fixed and variable price contracts as follows:

Revenues on fixed-price type contracts are recognized using the Percentage-Of-Completion (POC) method of accounting as specified in government contract accounting standards and the particular contract. Revenues earned on fixed-price production contracts under which units are produced and delivered in a continuous or sequential process are recognized as units are delivered based on their contractual selling prices (the “Units-of-Delivery” basis of determination). Sales and profits on each fixed-price production contract under which units are not produced in a continuous or sequential process are recorded based on the ratio of actual cumulative costs incurred to the total estimated costs at completion of the contract, multiplied by the total estimated contract revenue, less cumulative sales recognized in prior periods (the “Cost-to-Cost” basis of determination). Under both types of basis for determining revenue earned, a single estimated total profit margin is used to recognize profit for each contract over its entire period of performance, which can exceed one year. The estimated total profit margin is evaluated on a periodic basis by management throughout the term of an individual contract to determine if the estimated total profit margin should be adjusted.

The Company has certain contracts with the U.S. Government that are funded through “Performance-Based-Payments”. Performance-based-payments are a method of financing designed by the Government to facilitate the accomplishment of the terms of the contract, and are not payments for accepted items. These financing payments are designed as a funding mechanism to facilitate production and may be made based on performance measured by objective, the accomplishment of defined events, or other quantifiable measures of results. As units are delivered and invoiced, the U.S. Government withholds 90% of the invoiced amount as repayment of the contract financing advances.

Cost of Revenues

The costs of revenues include direct materials and labor costs, and indirect labor associated with production and shipping costs.

Advertising Costs

The costs of advertising are expensed as incurred. Advertising expenses are included in the Company’s operating expenses.

Shipping Costs

The Company includes shipping costs in cost of goods sold.

Income Taxes

For the years ended December 31, 2008 and 2007, the Company was a single member limited liability company and, as such, was considered a disregarded entity for tax purposes. All the income and expense attributed were reported by the parent. The Company follows the guidance provided by FIN 48, Accounting for Uncertainty in Income Taxes, for reporting uncertain tax provisions.

Effect of Recent Accounting Pronouncements

The Company reviews new accounting standards as issued. None of the accounting pronouncements issued during the period under audit had any material effect on the financial statements of the Company.

In December 2007, the Financial Standards Accounting Board revised Statement of Financial Accounting Standards No. 141 - Business Combinations. The objective of this revision is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. This Statement requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the Statement.

In December 2007, the Financial Standards Accounting Board issued Statement of Financial Accounting Standards No. 160 - Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 5. This Statement amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. This statement does not apply to not-for-profit organizations.

In March 2008, the Financial Standards Accounting Board issued Statement of Financial Accounting Standards No. 161 - Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133. This Statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows.

In May 2008, the Financial Standards Accounting Board issued Statement of Financial Accounting Standards No. 162 - The Hierarchy of Generally Accepted Accounting Principles. This Statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy). The Board does not expect that this Statement will result in a change in current practice. However, transition provisions have been provided in the unusual circumstance that the application of the provisions of this Statement results in a change in practice.

In May 2008, the Financial Standards Accounting Board issued Statement of Financial Accounting Standards No. 163 - Accounting for Financial Guarantee Insurance Contracts—an interpretation of FASB Statement No. 60. This Statement interprets Statement 60 and amends existing accounting pronouncements to clarify their application to the financial guarantee insurance contracts included within the scope of this Statement.

In April 2009, the FASB issued Statement No. 164, Not-For-Profit Entities: Mergers and Acquisitions – Including an Amendment to FASB Statement No. 142, which establishes principles and requirements for determining whether a combination is a merger or an acquisition, applies the carryover method in accounting for a merger, applies the acquisition method in accounting for an acquisition, and determine what information to disclose. The statement is effective for years beginning after December 15, 2009.

In August 2009, the FASB issued Accounting Standards Update (“ASU”) No. 2009-03, SEC Update — Amendments to Various Topics Containing SEC Staff Accounting Bulletins. This ASU updated cross-references to Codification text.

In August 2009, the FASB issued Accounting Standards Update (“ASU”) No. 2009-05, Fair Value Measurements and Disclosures (Topic 820) — Measuring Liabilities at Fair Value. This Accounting Standards Update amends Subtopic 820-10, Fair Value Measurements and Disclosures - Overall, to provide guidance on the fair value measurement of liabilities.

In September 2009, the FASB issued Accounting Standards Update (“ASU”) No. 2009-08, Earnings Per Share Amendments to Section 260-10-S99. This Codification Update represents technical corrections to Topic 260-10-S99, Earnings per Share, based on EITF Topic D-53, Computation of Earnings Per Share for a Period that Includes a Redemption or an Induced Conversion of a Portion of a Class of Preferred Stock and EITF Topic D-42, The Effect of the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock.

In September 2009, the FASB issued Accounting Standards Update (“ASU”) No. 2009-09, Accounting for Investments-Equity Method and Joint Ventures and Accounting for Equity-Based Payments to Non-Employees. This Accounting Standards Update represents a correction to Section 323-10-S99-4, Accounting by an Investor for Stock-Based Compensation Granted to Employees of an Equity Method Investee. Section 323-10-S99-4 was originally entered into the Codification incorrectly.

In September 2009, the FASB issued Accounting Standards Update (“ASU”) No. 2009-12, Fair Value Measurements and Disclosures (Topic 820), Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent). This Accounting Standards Update amends Subtopic 820-10, Fair Value Measurements and Disclosures Overall, to provide guidance on the fair value measurement of investments in certain entities that calculate net asset value per share (or its equivalent).

Management does not believe any of the subsequent pronouncements noted above will have a material effect on these consolidated financial statements as presented and does not anticipate the need for any future restatement of these consolidated financial statements because of the retro-active application of any accounting pronouncements issued subsequent to December 31, 2008 through the date these financial statements were issued.

3.	Advance Payments and Billings in Excess of Cost

Advance payments and billings in excess of costs represents liabilities of the Company associated with contracts in process as of the balance sheet date, and consist of the following:

Advance Payments - The Company has certain contracts with the U.S. Government that are funded through “Performance-Based-Payments”. Performance-based-payments are a method of financing designed by the Government to facilitate the accomplishment of the terms of the contract, and are not payments for accepted items. These financing payments are designed as a funding mechanism to facilitate production and may be made based on performance measured by objective, the accomplishment of defined events, or other quantifiable measures of results. As units are delivered and invoiced, the U.S. Government withholds a percentage of the invoiced amount as repayment of the contract financing advances. The balance outstanding as of December 31, 2008 and 2007 was $3,200,597 and $3,121,444, respectively.

4.	Long Term Debt

Long term debt consisted of the following as of December 31, 2008 and 2007:

	2008	2007

Mortgage payable to Bank of America, dated March 10, 2006, in the original amount of $840,000 payable in monthly fixed principal payments of $4,667 plus variable interest at 2.5% plus the banks index rate, secured by real estate with carrying values of approximately $1,500,000 at June 30, 2009. Final payment is due on March 10, 2021.	656,000	742,000

Note payable to Harold L. and Helene M. McCray, dated October 19, 2005, in the original amount of $1,070.000, bearing interest at 8% per annum, payable in monthly installments of $10,225.48 secured by land and buildings with carrying values of approximately $1,500,000 at June 30, 2009. Final payment is due on December 1, 2020.	944,658	989,811

Note payable to Edward Viola, dated October 19, 2005, in the original amount of $80,000, bearing interest at 8% per annum, payable in monthly installments of $764.52. Final payment is due on December 1, 2020.	70,629	74,004

	1,701,286	1,805,815

Less current portion	(108,512)	(97,375)

	$1,592,774	$1,708,440

Principal maturities of long term debt for the next five years and thereafter as of June 30, 2009 are as follows:

Year ended December 31,
2009	$108,512
2010	112,871
2011	117,591
2012	122,703
2013	128,240
Thereafter	1,111,369

$1,701,286

5.	Related Party Transactions

Bulova Technologies Ordnance Systems LLC has a Marketing Firm Agreement with Ramal Management Co. (“Ramal”), a related company owned by Stephen L Gurba, our Chief Executive Officer which expires on January 1, 2011. Pursuant to the terms of the agreement, Ramal receives a marketing fee for services of 4% of net sales generated through contracts of Bulova Technologies Ordnance Systems LLC. Commissions paid to Ramal for the years ended December 31, 2008 and 2007 were $67,340 and 29,848, respectively.

6.	Subsequent Events

On December 16, 2008, the member ship interest of the Company was acquired by BT Acquisition Company LLC